For Immediate Release

Nordion announces Phase III clinical trial to evaluate TheraSphere® for liver metastases in colorectal cancer patients

OTTAWA, CANADA – March 23, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today announced that it has received U.S. Food and Drug Administration (FDA) approval to conduct a Phase III clinical trial for TheraSphere® under an Investigational Device Exemption (IDE) to evaluate the safety and effectiveness of TheraSphere treatment in colorectal cancer patients whose disease has metastasized to the liver.

This randomized Phase III clinical trial, known as the EPOCH study, will take place at up to 30 sites worldwide, with a target enrolment of approximately 350 patients. The Principal Investigator is Dr. Mary Mulcahy of Northwestern University in Chicago, IL.

The trial will examine a number of safety and efficacy endpoints in patients who have developed liver tumours from colorectal cancer and who have failed first-line chemotherapy. Participants in the treatment group will receive both TheraSphere and second-line chemotherapy, while patients in the control group will only receive the chemotherapy regimen. The Company intends to design the trial to comply with all FDA and institutional review board requirements in the U.S. and to meet all relevant regulatory requirements for the study of an investigational device in other countries.

“The goal is to investigate whether TheraSphere used in combination with chemotherapy can offer patient outcome advantages that are superior to those of chemotherapy alone,” explained Dr. Mulcahy.

According to the U.S. National Cancer Institute, colorectal cancer (CRC) is the third most common cancer in both men and women. An estimated 60 percent of CRC patients will eventually develop liver tumours. Most deaths associated with CRC are due to inoperable liver tumours.

“The EPOCH trial will help determine TheraSphere’s clinical utility in combination with chemotherapy, and further advance our knowledge about TheraSphere’s potential benefit to patients with liver metastases from colorectal cancer,” said Dr. Peter Covitz, Nordion’s Senior Vice-President of Innovation.

About TheraSphere
TheraSphere is a liver cancer therapy that consists of millions of small glass beads (20 to 30 micrometers in diameter) containing radioactive yttrium-90 (Y-90). The product is injected by physicians into the main artery of the patient’s liver through a catheter, which allows the treatment to be delivered directly to the tumour via blood vessels.

TheraSphere is cleared by the U.S Food and Drug Administration (FDA) under a Humanitarian Device Exemption (HDE). HDE approvals are based on demonstrated safety and probable clinical benefit. However, effectiveness of the indication for use has not been established.

TheraSphere treatment can generally be administered on an outpatient basis and does not usually require an overnight hospital stay. TheraSphere, 100% reimbursed by Medicare and many commercial health insurers, is used to treat patients with unresectable hepatocellular carcinoma (HCC) and can be used as a bridge to surgery or transplantation in these patients. It can also be used to treat primary liver cancer patients with portal vein thrombosis.

Common side effects include mild to moderate fatigue, pain and nausea for about a week. Physicians describe these symptoms as similar to those of the flu. Some patients experience some loss of appetite and temporary changes in several blood tests. For details on rare or more severe side effects, please refer to the TheraSphere package insert at www.nordion.com/therasphere.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:
MEDIA:
Shelley Maclean
(613) 291-3689
Shelley.maclean@nordion.com

Kirsten Fallon
Schwartz Communications
(781) 684-0770
Nordion@Schwartzcomm.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion